Energy Transfer Equity, L.P.

January 9, 2006

Via EDGAR and FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Securities And Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Re:	Energy Transfer Equity, L.P.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 20, 2005

File No. 333-128097

Dear Mr. Owings:

On January 5, 2006, Energy Transfer Equity, L.P. (the “Partnership”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-128097) (the “Registration Statement”).

The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Our Cash Distribution Policy and Restrictions on Distributions, page 46

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated…., page 58

1.	Please revise the sixth bullet point on page 60 to reflect the increased estimate of growth capital expenditures reflected in the table on page 58.

Response: We have revised the Registration Statement accordingly. See page 60 of the Registration Statement.

Securities And Exchange Commission

January 9, 2006

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Unaudited Pro Forum Condensed Consolidated Balance Sheet, page F-4

2.	On page 76 you disclose that a partnership controlled by Mr. McReynolds will receive 2,521,570 Class B units upon the closing of the offering. Please tell us why you do not reflect a pro forma adjustment to retained earnings to reflect the $50.4 million charge to be incurred with respect to this transaction upon completion of the offering. Please note that pro forma balance sheet adjustments must include events that are directly attributable to the transaction and factually supportable even if the events do not have a continuing impact. Please advise or revise, as applicable.

Response: We have revised the Registration Statement accordingly. See pages 44, F-5 and F-9 of the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page F-6

3.	Since the issuance of 2,521,570 Class B units upon completion of the offering appears to be a material nonrecurring charge to be recognized in earnings following completion of the offering it does not appear appropriate under Article 11 of Regulation S-X to include an adjustment for the issuance of Class B units in your unaudited pro forma condensed consolidated statement of operations. Please remove the pro forma adjustment of $50,431,000 and disclose in a note to the pro forma financial statements that the $50,431,000 expense associated with the issuance of Class B units was excluded. Please revise.

Response: We have revised the Registration Statement accordingly. See pages 16, 53, 69, 72, F-6 and F-9 of the Registration Statement.

Consolidated Statements of Operations, page F-13

4.	Please disclose your cost of products sold related to your propane revenues separately from your cost of products sold. Since propane revenues are greater than ten percent of total revenues these amounts are required to be presented separately. Refer to Rule 5-03 of Regulation S-X.

Response: We have revised the Registration Statement accordingly. See page F-13 of the Registration Statement.

Securities And Exchange Commission

January 9, 2006

Notes to Consolidated Financial Statements

Note 2. Presentation of Financial Information, page F-24

5.	Please explain why you presented this pro forma information for the years ended August 31, 2004 and 2003. If such information is not required by promulgated GAAP or Regulation S-X, it may not be safe harbored under Item l0(e)(5) of Regulation S-K and, if presented, would appear to be a non-GAAP performance measure- If this information is considered a non-GAAP measure then Item 10(e)(i)(2)(C) of Regulation S-K would prohibit the presentation of this information in your footnotes. Please revise or advise.

Response: The Partnership respectfully submits that the pro forma information for the years ended August 31, 2004 and 2003 included in the notes to the Partnership’s financial statements were presented in accordance with paragraphs 54 and 55 of the Statement of Financial Accounting Standards No. 141—Business Combinations (and, as such, required by GAAP), which require that results of operations information be included on a pro forma basis for (1) the period in which a material business combination occurs as though the business combination had been completed at the beginning of the period (unless the acquisition was at or near the beginning of the period), and (2) for the comparable prior period as though the business combination had been completed at the beginning of that period if comparative financial statements are presented.

The Partnership completed its acquisition of a controlling interest in the company that owned the Houston Pipeline System on January 26, 2005. Accordingly, the Partnership is required by FASB 141 to include in the notes to its financial statements pro forma results of operations information for the year ended August 31, 2005 as if the acquisition had been made on September 1, 2004, the beginning of the most recently completed fiscal year, and on September 1, 2003, the beginning of the comparable prior period. On June 1, 2004, the Partnership acquired all of the midstream natural gas assets of TXU Fuel Company, and on January 20, 2004, a series of transactions were completed whereby Energy Transfer Company, L.P. contributed its subsidiary, La Grange Acquisition, L.P. and its subsidiaries to Heritage Propane Partners, L.P. Accordingly, the Partnership is also required by FASB 141 to include in the notes to its financial statements pro forma results of operations information for the year ended August 31, 2004 as if these transactions had been completed at the beginning of such fiscal period, and at the beginning of the comparable prior period, the eleven months ended August 31, 2003. Additionally, the Partnership acquired the remaining 50% of Oasis on December 27, 2002. Accordingly, the Partnership is required by FASB 141 to include in the notes to its financial statements pro forma results of operations for the eleven months ended August 31, 2003 as if the transaction had been completed at the formation of the Partnership.

We do not believe the provisions of FASB 141 limit the requirement to provide pro forma information to acquisitions that have occurred only in the most recent fiscal year. We acknowledge the limitations stipulated in Rule 11-01 of Regulation S-X, which we do not believe are applicable to disclosures provided pursuant to FASB 141.

Securities And Exchange Commission

January 9, 2006

Note 15. Reportable Segments, page F-64

6.	Please revise the paragraph preceding the tabular disclosure of segment amounts on page F-66 to indicate that the amounts disclosed in the table are “audited” since amounts in the table represent disclosures required by paragraphs 25-28 of SFAS 131. We assume that the volume data could be labeled “unaudited.”

Response: We have revised the Registration Statement accordingly. See page F-66 of the Registration Statement.

Should the Staff have any questions or comments, please contact Tom Mason of Vinson & Elkins L.L.P. at (713) 758-4539 or Gillian Hobson of the same firm at (713) 758-3747.

Very truly yours, ENERGY TRANSFER EQUITY, L.P. By: LE GP, LLC, its general partner

/s/ John W. McReynolds
John W. McReynolds President and Chief Financial Officer